Mail Stop 3561

September 8, 2006

Alfred Lam
Chairman
Pacific CMA, Inc.
153-10 Rockaway Boulevard
Jamaica, New York 11434

>   **Re: Pacific CMA, Inc.**
>   **Amendment No 1. to Registration Statement on Form S-3**
>   **and Forms 10-K and 10-Q**
>   **Filed August 23, 2006**
>   **File No. 333-134620**

Dear Mr. Lam:

        We have reviewed your responses to the comments in our letter dated June 27, 2006 and have the following additional comments.

Form S-3

Recent Developments, page 8

1. We note your response to prior comment 2 and reissue in part. Recognizing that your April 26, 2006 press release referenced the combined revenues and EBITDA of HTL and its subsidiaries for the year ended December 31, 2005, please expand upon the disclosure here to provide HTL's net income or loss. Please also disclose the appropriate operating results for the year ended December 31, 2005, if available.

2. We note that you no longer intend to pursue equity financing, but will instead pursue debt financing. We also note that your Stock Purchase Agreement with HTL is "subject to the Company obtaining equity financing." Please clarify how you intend to complete the acquisition of HTL without the requisite equity financing as it appears to be a condition of the closing.

3. While we note your response to prior comment 4, please revise your disclosure to discuss the material terms of all financing agreements including the amount, timing and source of the funding.

Form 10-Q

Exhibit 5.2

4. Please revise the legal opinion so as to remove all limitation on the use of the opinion by other persons or for other purposes. We suggest deleting the last paragraph of the opinion.

5. We note your reference to portions of the Form 10-Q in the fifth paragraph of this opinion. It is not appropriate for the opinion to state that the discussion in the prospectus is accurate, adequate or is not misleading. Please revise this paragraph to clearly indicate the matters upon which counsel is opining.

6. If you are opining solely as to the tax consequences, it is unclear why you have not filed the opinion as exhibit 8 rather than exhibit 5. Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,

Hanna Teshome
Special Counsel

cc: Via Facsimile (212) 809-5449
       Lawrence G. Nusbaum
       Gusrae, Kaplan, Bruno & Nusbaum, PLLC
       120 Wall Street, 11th Floor
       New York, NY 10005